EXHIBIT 99.1

Golar LNG Partners LP: Effectiveness of Amendments to Bond Terms

Further to the press release on May 5, 2020, Golar LNG Partners LP announced today that the amendments to the Partnerships’ Senior Unsecured Bond Issues (GOLP02, ISIN NO 001 07 36481) and (GOLP03, ISIN NO 001 0736481) have now been made effective.

Please find the notice of effective date attached.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership’s plans, strategies, business prospects and changes and trends in the business in which it operates. In particular, statements regarding the Partnership’s cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
May 20, 2020
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Karl Fredrik Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Notice of effective date (https://ml-eu.globenewswire.com/Resource/Download/c7b6f826-2e5f-4ede-8676-b1d09ea2fe6b)